FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... September........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....September 30, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Hitachi and Canon Deepen Comprehensive Alliance in Small and Medium-sized LCD Panel Business

Hitachi, Ltd.
Canon Inc.
Hitachi and Canon Deepen Comprehensive Alliance
in Small and Medium-sized LCD Panel Business
Tokyo, September 30, 2010 --- Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Canon Inc. (NYSE: CAJ / TSE: 7751, “Canon”) today announced the signing of a Memorandum of Understanding for continuing and advancing their existing alliance for the development of advanced flat-panel display technologies, centered on small and medium-sized LCD panels, and provision of products. The two companies will also maintain their existing equity relationship in Hitachi Displays, Ltd (“Hitachi Displays”).
Hitachi and Canon entered into a formal contract in February 2008 related to a comprehensive business alliance for small and medium-sized LCD panels. Based on this contract, in March 2008 Canon acquired a 24.9% stake in Hitachi Displays from Hitachi. Since then, Hitachi and Canon have been looking at the possibility of Canon acquiring additional shares in Hitachi Displays and making it a subsidiary of Canon, as well as cooperating in the small and medium-sized LCD panel business.
In recent times, the small and medium-sized LCD panel market has seen rising demand for high-resolution LCDs for smartphones, tablet PCs and medical equipment. High-value-added products such as touch panel displays for new applications are also in increasing demand. Hitachi and Canon have been looking at advancing their alliance further in the small and medium-sized LCD panel business to stay in step with recent market trends. As a result of those investigations, the two companies decided to build a framework for a new business alliance while maintaining existing capital ties. The agreement announced today will deepen cooperation in supplying high-performance, high-resolution displays for various equipment, as well as development of cutting-edge flat-panel displays. This deeper cooperation should enable Hitachi Displays and Canon to respond to diversifying applications for small and medium-sized LCD panels and increasingly sophisticated technological demands.
Going forward, Hitachi, Canon and Hitachi Displays will accelerate development of cutting-edge displays and expand their applications, as they continue to work together to raise corporate value through enhanced competitiveness.
Today’s agreement will have no impact on the earnings of Hitachi or Canon in their respective fiscal years ending March 31, 2011, and December 31, 2010.
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Outline of Hitachi Displays

1)	Company name	:	Hitachi Displays, Ltd.
2)	President	:	Yoshiyuki Imoto
3)	Headquarters	:	Kanda Neribei-cho 3, Chiyoda-ku, Tokyo, Japan
4)	Established	:	October 1, 2002
5)	Main businesses	:	Design, manufacture, and sales of small & medium-sized LCD panels and related products, as well as maintenance and services
6)	Fiscal year-end	:	March 31
7)	No. of employees	:	11,412 (As of March 31, 2010; consolidated)
8)	Capital	:	35,274.5 million yen
9)	Shareholdings	:	Hitachi, Ltd. : 75.1%, Canon Inc. : 24.9%
10)	Sales	:	156.2 billion yen (Year ended March 31, 2010; consolidated)
About Hitachi, Ltd.
Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.
About Canon Inc.
Canon Inc. (NYSE: CAJ / TSE: 7751), headquartered in Tokyo, Japan, is a leader in the fields of professional and consumer imaging equipment and information systems. Canon’s extensive range of products includes copying machines, inkjet and laser printers, cameras, video equipment, medical equipment and semiconductor-manufacturing equipment. With over 190,000 employees worldwide, Canon has manufacturing and marketing subsidiaries in Japan, the Americas, Europe, Asia and Oceania; and a global R&D network with companies based in the United States, Europe, Asia and Australia. Canon’s consolidated net sales for fiscal 2009 (ended December 31, 2009) totalled $34.9 billion (at an exchange rate of ¥92 = US$1). Visit the Canon Inc. website at: www.canon.com/index.html
Contacts:

Japan:	Hajime Kito Hitachi, Ltd. Tel:+81-3-5208-9325 E-mail:hajime.kito.qy@hitachi.com	U.S.	Mickey Takeuchi Hitachi America, Ltd. Tel:+1-914-333-2987 E-mail:Masayuki.Takeuchi@hal.hitachi.com

Richard Berger Canon Inc. Tel: +81-3-5482-8055 E-mail: richard.berger@canon.co.jp
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